Media Release
LPBP Inc.
100 International Blvd.
Toronto, Ontario
M9W 6J6

LPBP Inc. Announces First Quarter Financial Results

TORONTO, ON, May 14, 2004 - LPBP Inc. (formerly Hemosol Inc.) announced today the release of its financial results for the first quarter ended March 31, 2004. The results relate to the blood products business which was carried on by LPBP Inc. prior to the effective date of the arrangement of LPBP Inc. The blood products business was transferred to a limited partnership, Hemosol LP, as part of the arrangement. LPBP Inc. holds an approximate 7% limited partnership interest in Hemosol LP. LPBP Inc. also holds a 99.99% limited partnership interest in MDS Laboratory Services LP.

For more information, please see the Management Discussion and Analysis of LPBP Inc., which can be found on the LPBP Inc. public company profile at www.sedar.com.

For further information contact:
John Anderson
President, Chief Executive Officer and Chief Financial Officer
Phone: 416.213.4700